UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-33466

PATRIOT COAL CORPORATION

401(k) RETIREMENT PLAN

Full title of the plan

PATRIOT COAL CORPORATION

12312 Olive Boulevard, Suite 400

St. Louis, Missouri 63141

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Patriot Coal Corporation 401(k) Retirement Plan

Financial Statements and Supplemental Schedule

For the Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Retirement Committee

Patriot Coal Corporation 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Patriot Coal Corporation 401(k) Retirement Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri

June 28, 2011

Patriot Coal Corporation 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
	(Dollars in thousands)
Assets
Investments, at fair value
Investments in mutual funds	$110,054	$97,462
Investments in common/collective trust	65,594	66,579
Investments in Patriot Coal Stock Fund	4,266	4,745

Total investments, at fair value	179,914	168,786

Receivables
Employer contributions	7,458	949
Participant contributions	307	—
Participant notes receivable	3,994	4,071

Total receivables	11,759	5,020

Net assets	191,673	173,806

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,583)	(1,439)

Net assets available for benefits	$189,090	$172,367

See accompanying notes.

Patriot Coal Corporation 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	For the Year Ended December 31,
	2010	2009
	(Dollars in thousands)
Additions
Interest and dividends	$4,042	$3,923
Interest income on participant notes receivable	187	272
Net unrealized appreciation of investments	12,642	24,791

	16,871	28,986

Contributions
Employee	11,189	11,958
Employer	13,925	5,253
Rollovers	483	487

Total contributions	25,597	17,698

Other asset transfers	9	252

Total additions	42,477	46,936

Deductions
Withdrawals by participants	25,731	28,444
Administrative expenses	23	8

Total deductions	25,754	28,452

Net increase in net assets available for benefits	16,723	18,484
Net assets available for benefits at beginning of period	172,367	153,883

Net assets available for benefits at end of year	$189,090	$172,367

See accompanying notes.

Patriot Coal Corporation 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2010 and 2009

1. Description of the Plan

The following description of the Patriot Coal Corporation (Patriot, the Company, the Employer or Plan Sponsor) 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan and employee contributions to the Plan are voluntary. If the Employer makes a performance contribution to the Plan, all active, eligible employees receive their portion regardless of whether the employee contributes to the Plan. All nonrepresented employees of the Company and certain of its wholly-owned subsidiaries are eligible for participation on the date of their employment or at any time afterward while employed by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

All investments in the Plan are participant-directed. The Plan allows participants to invest in a selection of mutual funds, a common/collective trust, and effective January 1, 2009, Patriot stock. Participants can allocate up to 20% of their current contributions and 20% of their total portfolio to Patriot stock.

Effective October 31, 2007, the Company was spun off from Peabody Energy Corporation (Peabody). In conjunction with the spin-off, the net assets and related account balances of Patriot participants were transferred to the Plan from the Peabody Investments Corp. Employee Retirement Account (the Peabody Plan). Participants were not allowed to designate Peabody stock for additional investments following the spin-off. In addition, participants that had Peabody stock investments were required to sell or trade their Peabody stock investment by October 30, 2009. Any participants that did not reallocate their Peabody stock investments prior to October 30, 2009, automatically had their stock reallocated to another fund within the Plan on this date.

Patriot acquired Magnum Coal Company (Magnum) on July 23, 2008. In late December 2008, certain Magnum retirement plans were merged into the Plan, including the Magnum Coal Company 401(k) Plan, the Magnum Coal Company Defined Contribution Retirement Plan, and the Day Mining, LLC Employee Savings Plan.

Contributions

Each year participants may contribute on a pre-tax or after-tax basis any whole percentage from 1% to 60% of eligible compensation, as defined in the Plan. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans.

Generally, the Company matches contributions equal to 100% of the first 6% of eligible compensation. However, from July 1, 2009 through December 31, 2009, the Company suspended all Employer matching contributions to the Plan and from January 1, 2010 through March 31, 2010, the Company matched contributions equal to 100% of the first 3% of eligible compensation. Beginning April 1, 2010, the Company resumed matching 100% of the first 6% of eligible compensation.

Participants direct the investment of employee and Employer matching contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (IRS).

In the calendar year that a participant is age 50 or older and each year thereafter, certain participants are permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan and the IRS, subject to certain limitations.

The Plan allows for an Employer paid performance contribution between 0% and 6% of eligible compensation into the account of each active, eligible employee, based upon Patriot’s financial performance as of the end of the fiscal year as it compares to the minimum and maximum performance targets as set by the Board of Directors annually. If the minimum performance target is not met, or the maximum target is exceeded, the Board of Directors can adjust the performance contribution at their discretion.

For the 2010 plan year, a performance contribution totaling $6.6 million was contributed to the Plan. There were no performance contributions for the 2009 plan year.

In addition, salaried and certain nonunion employees who were previously participants in the Magnum Coal Company Defined Contribution Retirement Plan are eligible to receive additional retirement contributions for the plan years beginning January 1, 2009, 2010 and 2011. For each of these plan years, an allocation is made to participants based upon a percentage of compensation as defined in the plan documents. Furthermore, certain participants in the Magnum Coal Company Defined Contribution Retirement Plan also qualify for transition contributions along with the additional retirement contributions. These participants are eligible for transition contributions for plan years beginning January 1, 2009, 2010, 2011 and 2012 and contributions are based upon a percentage of compensation as defined in the plan documents. The additional retirement and transition contributions were approximately $625,000 and $949,000 for the years ended December 31, 2010 and 2009, respectively.

Vesting

Participants are vested immediately in their own contributions, Employer matching contributions, Employer discretionary performance contributions, if any, and the actual earnings thereon.

Forfeited Accounts

Employer contributions are reduced by forfeitures. During the years ended December 31, 2010 and 2009, the forfeiture credits available for future use totaled $13,756 and $3,480, respectively.

Participant Loans

Participants may borrow up to 50% of their vested account balance (excluding Employer matching and performance contributions) subject to minimum and maximum amounts of $1,000 and $50,000, respectively, with the maximum amount reduced by the highest principal amount of loans outstanding in the last 12 months, if applicable. Loans are secured by the balance in the participant’s account and bear interest based on the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus an additional 1%. Principal and interest are paid ratably through payroll deductions. A maximum of two loans may be outstanding at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Employer’s contributions and Plan earnings. The benefit to which a participant is entitled is the vested balance within the participant’s account.

Payment of Benefits

Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment. Participants may elect to receive their distribution as either a lump-sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan.

Participants who have attained the age of 59 1/2 have the right to receive a partial or full distribution of their vested account balance. Withdrawals in cases of hardship and other withdrawals of after-tax contributions are also permitted, as defined in the Plan.

Administrative Expenses

All significant administrative expenses of the Plan, including recordkeeping and trustee fees, are paid by the Employer. Participants are required to pay their own loan fees and may pay fees related to certain investment options.

Plan Termination

The Plan is voluntary on the part of the Employer. The Employer may terminate the Plan in whole or in part subject to the provisions of ERISA. Upon termination or complete discontinuance of all contributions to the Plan, participants’ accounts become fully vested. Currently, the Employer has no intention to terminate the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are presented for the years ended December 31, 2010 and 2009, and were prepared using the accrual method of accounting.

Newly Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued authoritative guidance which requires additional disclosures and clarifies certain existing disclosure requirements regarding fair value measurements. We adopted this guidance effective December 31, 2010.

In September 2010, the FASB issued authoritative guidance related to the classification and measurement of participant loans from defined contribution pension benefit plans and disclosure of the related interest income. This guidance requires that loans to participants be classified as notes receivable from participants and measured at their unpaid principal balance plus any accrued but unpaid interest. We adopted this guidance effective December 31, 2010 and applied it retrospectively to all periods presented as required with no impact to the total assets or total interest income of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value. Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for additional information.

Fully Benefit-Responsive Investment Contracts

The Plan invests in investment contracts through a common/collective trust (Vanguard Retirement Savings Trust). Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment in the common/collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the common/collective trust is based on information reported by the issuers of the common/collective trust at year-end, which is comprised of the expected future cash flows for each investment contract discounted to present value. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals, and administrative expenses.

Securities Transactions

Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Participant Notes Receivable

Participant notes receivable represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on participant loans is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. When a participant terminates employment, they have approximately three months to repay any outstanding participant loans. If the participant fails to repay the outstanding loan, the plan administrator can deem the participant loan to be a distribution.

Payment of Benefits

Benefit distributions are recorded when paid.

Risks and Uncertainties

The Plan provides investment options in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Reclassifications

Certain amounts in the prior period have been reclassified to present “Interest income on participant notes receivable” as a separate line in the statement of changes in net assets available for benefits with no impact to total interest income.

3. Fair Value Measurements

Authoritative accounting guidance establishes a three-level fair value hierarchy that categorizes assets and liabilities measured at fair value based on the observability of the inputs utilized in the valuation. These levels include:

Level 1 — Inputs are quoted prices in active markets for the identical assets or liabilities;

Level 2 — Inputs other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and

Level 3 — Inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Sponsor to make assumptions about pricing by market participants.

A financial instrument’s level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

Mutual Funds

Plan investments include a wide variety of mutual fund types which include common stock of large-cap and small-cap U.S. companies, debt securities of U.S. companies and the U.S. government, common stock of international companies and specialty stock funds. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. NAV is based on the value of the underlying assets owned by the fund minus its liabilities, divided by the number of shares outstanding. The NAV for these investments is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.

Vanguard Prime Money Market Fund

The Vanguard Prime Money Market Fund is valued at its quoted price in an active market and is classified within Level 1 of the valuation hierarchy. The Vanguard Prime Money Market Fund is included in “Investments in mutual funds” on the statement of net assets available for benefits.

Common/Collective Trust

Units in the common/collective trust are valued at NAV at year-end. These investments are classified within Level 2 of the valuation hierarchy as the NAV for these investments is a derived price in an active market as determined by the fund trustee based on the contractual terms of the underlying contracts at year end.

Patriot Coal Stock Fund

The Patriot Coal Stock Fund is valued at its unit closing price (comprised of market price plus uninvested cash position, if any) reported on the active market on which the securities are traded and are classified within Level 1 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the financial instruments carried at fair value as of December 31, 2010 and 2009 by caption on the statement of net assets available for benefits and by valuation hierarchy.

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
Mutual funds	$110,054	$—	$—	$110,054
Common/collective trust(1)	—	65,594	—	65,594
Patriot Coal Stock Fund	4,266	—	—	4,266

Total assets at fair value	$114,320	$65,594	$—	$179,914

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
Mutual funds	$97,462	$—	$—	$97,462
Common/collective trust(1)	—	66,579	—	66,579
Patriot Coal Stock Fund	4,745	—	—	4,745

Total assets at fair value	$102,207	$66,579	$—	$168,786

(1) This category includes a common/collective trust fund that is designed to deliver stability of principal and a high level of current income consistent with a 2-3 year average maturity. The Vanguard Retirement Savings Trust invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities. The fund intends to maintain a constant net asset value of $1.00 per share. Participant-directed redemptions have no restrictions.

4. Investments

The following table represents the appreciation (depreciation) in fair value, as determined by quoted market prices, of the Plan’s investments, including those purchased, sold, or held during the year:

	Year Ended December 31,
	2010	2009
	(Dollars in thousands)
Mutual Funds	$11,445	$19,011
Patriot Coal Stock Fund	1,197	4,400
Peabody Energy Stock Fund	—	1,380

	$12,642	$24,791

Investments representing 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2010	2009
	(Dollars in thousands)
Mutual funds:
Vanguard 500 Index Fund	$12,689	$12,011
Vanguard PRIMECAP Fund	10,602	10,313
Vanguard Total Bond Market Index Fund	10,119	10,458
Common/collective trust:
Vanguard Retirement Savings Trust	65,594	66,579

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2010	2009
	(Dollars in thousands)
Net assets available for benefits per the financial statements	$189,090	$172,367
Adjustment from contract value to fair value for fully benefit-responsive contracts	2,583	1,439

Net assets available for benefits per the Form 5500	$191,673	$173,806

6. Income Tax Status

A determination letter was filed with the IRS on January 26, 2011 for the Plan, based on the timeline required by the IRS. We understand it could take up to a year for the IRS to review our determination letter and provide a response. Therefore, the Plan has not yet received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code). Authoritative guidance requires the Plan administrator to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.

The Plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and tax-exempt. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status. There are no audits in progress for any tax period.

7. Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions but are exempt from the prohibited transaction rules of ERISA and the Code.

Supplemental Schedule

Patriot Coal Corporation 401(k) Retirement Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 20-5622045             Plan #093374

December 31, 2010

Identity of Issue	Investment Type	Current Value
AmBeacon TIPS Fund*	Registered Investment Company	$217,777
Dodge & Cox Intl Stock*	Registered Investment Company	1,676,690
Harbor Capital Apprec Instit*	Registered Investment Company	1,735,827
Sound Shore Fund*	Registered Investment Company	1,021,352
TARGET Small Cap Value*	Registered Investment Company	3,464,680
Vanguard 500 Index Inv*	Registered Investment Company	12,689,217
Vanguard Devel Mkts Idx*	Registered Investment Company	4,143,327
Vanguard Emrg Mkts Stk Idx Inv*	Registered Investment Company	1,837,401
Vanguard Explorer Fund Inv*	Registered Investment Company	8,442,022
Vanguard Extend Mkt Index Inv*	Registered Investment Company	5,164,486
Vanguard High-Yield Corp Inv*	Registered Investment Company	1,299,754
Vanguard Int’l Growth Fund Inv*	Registered Investment Company	3,099,186
Vanguard PRIMECAP Fund Inv*	Registered Investment Company	10,601,545
Vanguard Prime Money Market Fund*	Registered Investment Company	32,684
Vanguard REIT Index Fund Inv*	Registered Investment Company	2,236,364
Vanguard Tgt Retirement 2005*	Registered Investment Company	170,002
Vanguard Tgt Retirement 2010*	Registered Investment Company	1,527,683
Vanguard Tgt Retirement 2015*	Registered Investment Company	7,743,409
Vanguard Tgt Retirement 2020*	Registered Investment Company	9,043,192
Vanguard Tgt Retirement 2025*	Registered Investment Company	4,388,853
Vanguard Tgt Retirement 2030*	Registered Investment Company	2,630,277
Vanguard Tgt Retirement 2035*	Registered Investment Company	2,667,452
Vanguard Tgt Retirement 2040*	Registered Investment Company	2,089,941
Vanguard Tgt Retirement 2045*	Registered Investment Company	2,329,915
Vanguard Tgt Retirement 2050*	Registered Investment Company	1,513,086
Vanguard Tgt Retirement 2055*	Registered Investment Company	15,860
Vanguard Target Retirement Inc*	Registered Investment Company	296,466
Vanguard Total Bd Mkt Indx Inv*	Registered Investment Company	10,118,764
Vanguard Total Stock Mkt Inv*	Registered Investment Company	1,032,989
Vanguard Windsor II Fund Inv*	Registered Investment Company	6,823,885

Total investments in mutual funds		110,054,086

Vanguard Retirement Savings Trust*	Common/Collective Trust	65,594,015
Patriot Coal Stock Fund*	Company Stock Fund	4,265,733
Loan Fund* (Participant notes receivable)	4% - 10.25%	3,993,864

Total assets held for investment purposes		$183,907,698

*Party in interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PATRIOT COAL CORPORATION 401(k)

RETIREMENT PLAN

Date: June 28, 2011

By:     /s/ JOSEPH W. BEAN

Joseph W. Bean

Patriot Coal Corporation

Senior Vice President – Law & Administration

and General Counsel

EXHIBIT INDEX

The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit No.	Description of Exhibit

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.